CARROT PASS, LLC
BALANCE SHEETS
(unaudited)

ASSETS

	December 31, 2016	December 31, 2015
Current assets:		
Cash	$ 2,460	$ 7,613
Accounts receivable	3,500	-
Total current assets	5,960	7,613
Software, net	252,419	191,505
Total assets	258,379	199,118

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accounts payable and accrued expenses	10,426	-
Deferred revenue	3,500	-
Total liabilities	13,926	-
Commitments & contingencies	-	-
Members' equity	244,453	199,118
Total liabilities & members' equity	$ 258,379	$ 199,118

See independent accountants' review report
The accompanying notes are an integral part of these financial statements